Exhibit 99.1

Management’s responsibility for financial reporting
The accompanying consolidated financial statements of Corus Entertainment Inc. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.  When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances.  Financial statements are not precise since they include certain amounts based on estimates and judgments.  Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly in all material respects.  Management has prepared the financial information presented elsewhere in this annual report and has ensured that it is consistent with the consolidated financial statements.

Corus Entertainment Inc. maintains systems of internal accounting and administrative controls of high quality, consistent with reasonable cost.  Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded.  During the past year, management has continued to improve and document the design and operating effectiveness of internal control over external financial reporting.  The results of management’s work have been subjected to audit by the shareholders’ auditors.  As at year end, we have determined that internal control over financial reporting is effective and Corus Entertainment Inc. has achieved compliance with the requirements set by the U.S. Securities and Exchange Commission (“SEC”) under Section 404 of the U.S. Sarbanes-Oxley Act (“SOX”).  In compliance with Section 302 of SOX, Corus Entertainment Inc.’s Chief Executive Officer and Chief Financial Officer provided to the SEC a certification related to Corus Entertainment Inc.’s annual disclosure document in the U.S. (Form 40-F).  The same certification was provided to the Canadian Securities Administrators.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting, and is ultimately responsible for reviewing and approving the consolidated financial statements.  The Board carries out this responsibility through its Audit Committee.

The Audit Committee is appointed by the Board, and the majority of its members are outside unrelated directors.  The Committee meets periodically with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the annual report, the consolidated financial statements and the external auditors’ report.  The Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders.  The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors.

The consolidated financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. Ernst & Young LLP has full and free access to the Audit Committee.

signed	signed
John M. Cassaday President and Chief Executive Officer	Thomas C. Peddie FCA Senior Vice President and Chief Financial Officer

Report of independent registered public accounting firm

To the shareholders of Corus Entertainment Inc.
We have audited the consolidated balance sheets of Corus Entertainment Inc. as at August 31, 2007 and 2006 and the consolidated statements of income and retained earnings and cash flows for each of the years in the three-year period ended August 31, 2007.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2007 in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Corus Entertainment Inc.’s internal control over financial reporting as of August 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 21, 2007 expressed an unqualified opinion thereon.

signed
Toronto, Canada November 21, 2007	Ernst & Young LLP Chartered Accountants Licensed Public Accountants

Report of independent registered public accounting firm

The Board of Directors of Corus Entertainment Inc.
We have audited Corus Entertainment Inc.’s internal control over financial reporting as of August 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Corus Entertainment Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s responsibility for financial reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Corus Entertainment Inc. maintained, in all material respects, effective internal control over financial reporting as of August 31, 2007, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Corus Entertainment Inc. as at August 31, 2007 and 2006, and the related consolidated statements of income and retained earnings, and cash flows for each of the years in the three-year period ended August 31, 2007 and our report dated November 21, 2007 expressed an unqualified opinion thereon.

signed
Toronto, Canada November 21, 2007	Ernst & Young LLP Chartered Accountants Licensed Public Accountants

Consolidated balance sheets
As at August 31
(thousands of Canadian dollars)	2007	2006
Assets (note 12)
CURRENT
Cash and cash equivalents	33,347	43,636
Accounts receivable (notes 5 and 27)	151,380	142,934
Prepaid expenses and other	10,921	7,332
Program and film rights	125,068	104,723
Future tax asset (note 18)	13,518	14,535
TOTAL CURRENT ASSETS	334,234	313,160
Tax credits receivable	16,875	13,226
Investments and other assets (note 6)	17,492	29,642
Property, plant and equipment, net (note 7)	78,342	78,417
Program and film rights	90,687	79,380
Film investments (note 8)	66,593	60,779
Deferred charges (note 9)	4,100	5,655
Broadcast licenses (note 10)	532,812	505,212
Goodwill (note 10)	795,832	756,738
	1,936,967	1,842,209
Liabilities and shareholders’ equity
CURRENT
Accounts payable and accrued liabilities (notes 11 and 27)	166,083	160,470
Income taxes payable	1,474	4,583
TOTAL CURRENT LIABILITIES	167,557	165,053
Long-term debt (note 12)	610,697	596,362
Other long-term liabilities (note 13)	64,773	71,470
Future tax liability (note 18)	102,851	80,447
Non-controlling interest	15,196	11,379
TOTAL LIABILITIES	961,074	924,711
SHAREHOLDERS’ EQUITY
Share capital (note 14)	882,244	870,563
Contributed surplus (note 15)	10,250	6,878
Retained earnings	95,568	51,585
Cumulative translation adjustment (note 23)	(12,169)	(11,528)
TOTAL SHAREHOLDERS’ EQUITY	975,893	917,498
	1,936,967	1,842,209
Commitments, contingencies and guarantees (notes 12 and 26)

See accompanying notes

On behalf of the Board:

signed	signed

John M. Cassaday Director	Heather A. Shaw Director

Consolidated statements of income and retained earnings
Years ended August 31
(thousands of Canadian dollars except per share amounts)	2007	2006	2005
REVENUES (notes 25 and 27)	768,743	726,270	683,069
Direct cost of sales, general and administrative expenses (notes 14, 20, 23, 26 and 27)	527,822	512,151	487,758
Depreciation	21,556	21,302	23,710
Amortization	1,555	2,872	4,577
Interest expense (notes 12 and 16)	35,838	43,105	55,561
Debt refinancing loss (note 12)	-	131,951	-
Other expense, net (notes 6, 10, 11, 17 and 23)	9,800	11,667	(5,494)
INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST	172,172	3,222	116,957
Income tax expense (recovery) (note 18)	59,813	(36,005)	42,810
Non-controlling interest	5,341	3,756	3,033
NET INCOME FOR THE YEAR	107,018	35,471	71,114
Retained earnings (deficit), beginning of year	51,585	50,802	(17,122)
Dividends (note 14)	(42,842)	(19,586)	(3,190)
Share repurchase excess (note 14)	(20,193)	(15,102)	-
RETAINED EARNINGS, END OF YEAR	95,568	51,585	50,802
EARNINGS PER SHARE (note 21)
Basic	$2.53	$0.84	$1.66
Diluted	$2.47	$0.82	$1.65
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (in thousands)
Basic	42,281	42,461	42,761
Diluted	43,328	43,247	43,095

See accompanying notes

Consolidated statements of cash flows
Years ended August 31
(thousands of Canadian dollars)	2007	2006	2005
Operating activities
Net income for the year	107,018	35,471	71,114
Add (deduct) non-cash items
Depreciation	21,556	21,302	23,710
Amortization of program and film rights	138,711	124,327	110,630
Amortization of film investments	38,781	39,450	43,693
Other amortization	1,555	2,872	4,577
Future income taxes	16,295	(74,232)	8,601
Non-controlling interest	5,341	3,756	3,033
Stock-based compensation	13,066	12,137	6,766
Debt refinancing loss	-	131,951	-
Other	849	3,078	(148)
Net change in non-cash working capital balances related to operations (note 22)	(27,810)	(9,898)	2,235
Payment of program and film rights	(156,220)	(134,751)	(122,368)
Net additions to film investments	(56,069)	(44,445)	(49,427)
CASH PROVIDED BY OPERATING ACTIVITIES	103,073	111,018	102,416
Investing activities
Additions to property, plant and equipment	(20,287)	(23,598)	(19,217)
Business combinations (note 3)	(64,692)	-	-
Net proceeds from sale of other investments and assets	20,679	15,943	7,487
Decrease in public benefits associated with acquisitions	(6,498)	(9,594)	(9,893)
CASH USED IN INVESTING ACTIVITIES	(70,798)	(17,249)	(21,623)
Financing activities
Increase (decrease) in bank loans	14,388	592,687	(34,017)
Notes repurchase and swap termination	(634)	(727,829)	-
Additions to deferred charges	-	(6,000)	(832)
Decrease in other long-term liabilities	(676)	(648)	(820)
Issuance of shares under stock option plan	26,915	5,981	1,650
Shares repurchased	(36,422)	(36,789)	-
Dividends paid	(44,845)	(10,547)	(3,190)
Dividends paid to minority shareholder	(1,524)	(5,304)	(937)
Other	234	230	208
CASH USED IN FINANCING ACTIVITIES	(42,564)	(188,219)	(37,938)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE YEAR	(10,289)	(94,450)	42,855
Cash and cash equivalents, beginning of year	43,636	138,086	95,231
CASH AND CASH EQUIVALENTS, END OF YEAR	33,347	43,636	138,086

Supplemental cash flow disclosures (note 22)

See accompanying notes

Notes to consolidated financial statements
August 31, 2007, 2006 and 2005
(thousands of Canadian dollars except share information)

Note 1. Basis of presentation
Corus Entertainment Inc. (“Corus” or the “Company”) is a diversified Canadian communications and entertainment company. The Company is incorporated under the Canada Business Corporations Act and its Class B Non-Voting Shares are listed on the Toronto and New York Stock Exchanges.

Note 2. Significant accounting policies
The consolidated financial statements have been prepared by management on the historical cost basis in accordance with Canadian generally accepted accounting principles (“GAAP”). The effects of differences between the application of Canadian and U.S. GAAP on the consolidated financial statements of the Company are described in note 24.

Basis of consolidation
The consolidated financial statements include the accounts of Corus and all of its subsidiaries, all of which are wholly owned except for Country Music Television Limited (80% interest), Telelatino Network Inc. (50.5% interest), Discovery Kids Canada (53.6% interest) and SCREAM (51% interest), as well as its proportionate share of the accounts of its joint ventures. Intercompany transactions and balances have been eliminated on consolidation. The results of operations of subsidiaries acquired during the year are included from their respective dates of acquisition.

Use of estimates
The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant assumptions made by management in the preparation of the Company’s consolidated financial statements include future revenue projections for investments in film and television programs, provisions for doubtful accounts to reflect credit exposures, valuation allowances and impairment assessments for various assets including investments in film and television programs; property, plant and equipment; long-term investments; current and future income taxes; broadcast licenses and goodwill. Actual results could differ from those estimates.

Revenue recognition
Advertising revenues are recognized in the period in which the advertising is aired under broadcast contracts.

Affiliate subscriber fee revenues are recognized monthly based on subscriber levels.

Product and distribution revenues from the distribution and licensing of film rights are recognized when all of the following conditions are met: (i) persuasive evidence of a sale or licensing arrangement with a customer exists; (ii) the film is complete and has been delivered or is available for immediate and unconditional delivery; (iii) the license period of the arrangement has begun; (iv) the arrangement fee is fixed or determinable; and (v) collection of the arrangement fee is reasonably assured. Non-refundable recoupable minimum guarantees received under licensing arrangements for home videos where film titles are cross-collateralized are deferred and recognized as revenue over the license term when the underlying home videos are sold as reported by third parties.

Customer advances on contracts are recorded as unearned revenue until all of the foregoing revenue recognition conditions have been met.

Non-refundable advances that are not cross-collateralized and royalties from merchandise licensing, publishing and music contracts are recognized when the license period has commenced and collection is reasonably assured. Advances that are cross-collateralized are deferred and recognized as revenue over the license term when the underlying royalties are reported as earned by third parties.

Revenues from the sale of books are recognized at the time of shipment, net of an estimated provision for returns. Revenues from the sale of subsidiary book rights, when determinable, are recorded on an accrual basis. When amounts are not determinable, amounts are recorded on receipt of funds. Grants for specific projects are recognized as revenue when the related expenses are incurred.

Cash and cash equivalents
Cash and cash equivalents include cash and short-term deposits with maturities of less than three months at the date of purchase.

Investments
Investments in entities over which the Company exercises significant influence are accounted for using the equity method. Investments in joint ventures and partnerships that the Company jointly controls are accounted for using the proportionate consolidation method of accounting. Other investments are recorded at cost and written down only when there is evidence that a decline in value that is other-than-temporary has occurred.

Acquisitions subject to Canadian Radio-television and Telecommunications Commission (“CRTC”) approval are recorded at cost until approval is received and then accounted for according to the nature of the investment made.

Property, plant and equipment
Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets as follows:
Broadcasting equipment	10 years
Production equipment	5 years
Leasehold improvements	lease term
Buildings	20-40 years
Computer equipment	3 years
Furniture and fixtures	7 years
Other	4-10 years

Program and film rights
Program and film rights represent contract rights acquired from third parties to broadcast television programs, feature films and radio programs. The assets and liabilities related to these rights are recorded when the license period has begun and all of the following conditions have been met: (i) the cost of the rights is known or reasonably determinable; (ii) the program material is accepted by the Company in accordance with the license agreement; and (iii) the material is available to the Company for airing. Long-term liabilities related to these rights are recorded at the net present values of future cash flows, using a discount rate that approximates the Company’s weighted average cost of capital. These costs are amortized over the contracted exhibition period as the programs or feature films are aired. Program and film rights are carried at the lower of cost less accumulated amortization and net recoverable amount.

Amortization of program and film rights is included in direct cost of sales, general and administrative expenses and has been disclosed separately in the consolidated statements of cash flows.

Film investments
Film investments represent the costs of projects in development, projects in process, the unamortized costs of proprietary films and television programs that have been produced by the Company or for which the Company has acquired distribution rights, and investments in third-party-produced film projects. Such costs include development and production expenditures and attributable studio and other costs that are expected to benefit future periods.

The Company accounts for its film investments in accordance with the American Institute of Certified

Public Accountants (“AICPA”) Statement of Position 00-2, “Accounting by Producers or Distributors of Films” (“SOP 00-2”).

The individual-film-forecast-computation method is used to determine amortization. The capitalized costs and the estimated total costs of participations and residuals, net of anticipated federal and provincial program contributions, production tax credits and co-producers’ shares of production costs, are charged to amortization expense on a series or program basis in the ratio that current period revenue bears to management’s estimate of total gross revenue (“ultimate revenue”) to be realized from the series or program. Ultimate revenue is projected for periods not exceeding ten years from the date of delivery or acquisition. For episodic television series, SOP 00-2 requires that ultimate revenue includes estimates of revenue over a period not to exceed ten years from the date of delivery of the first episode or, if still in production, five years from the date of delivery of the most recent episode, if later. Estimates of gross revenue can change significantly due to the level of market acceptance of film and television products. Accordingly, revenue estimates are reviewed periodically and amortization is adjusted. Such adjustments could have a material effect on the results of operations in future periods.

The Company reviews the status of projects in development quarterly. If, in the opinion of management, any such projects will not progress toward production, the accumulated costs are charged to direct cost of sales. Projects are written off at the earlier of the date determined not to be recoverable or when projects under development are abandoned, and three years from the date of the initial investment.

Projects in process represent the accumulated costs of television series or feature films currently in production.

Completed project and distribution rights are stated at the lower of unamortized cost and estimated net realizable value as determined on a series or program basis. Revenue and cost forecasts for each production are evaluated quarterly in connection with a comprehensive review of the Company’s film investments, on a title-by-title basis. When an event or change in circumstances indicates that the fair value of a film is less than its unamortized cost, the fair value of the film is determined using management’s estimates of future revenues under a discounted cash flow approach. A writedown is recorded equivalent to the amount by which the unamortized costs exceed the estimated fair value of the film.

Investments in third-party-produced film projects are carried at the lower of cost and estimated net realizable value.

Amortization of film investments is included in direct cost of sales, general and administrative expenses.

Deferred charges
Financing costs and credit facility arrangement fees are amortized to income on a straight-line basis over the term of the debt facility.

Deferred charges are carried at the lower of cost less accumulated amortization and net recoverable amount.

Broadcast licenses and goodwill
The cost of acquiring media broadcasting, production/distribution and publishing businesses is allocated to the fair value of related net identifiable tangible and intangible assets acquired. Net identifiable intangible assets acquired consist primarily of broadcast licenses. The excess of the cost of acquiring these businesses over the fair value of related net identifiable tangible and intangible assets acquired is allocated to goodwill.

Broadcast licenses are considered to have an indefinite life based on management’s intent and ability to renew the licenses without substantial cost and without material modification of the existing terms and conditions of the license.

Broadcast licenses and goodwill are tested for impairment annually or more frequently if events or changes in circumstances indicate that they may be impaired. The Company has selected August 31 as the date it performs its annual impairment test.

Government financing and assistance
The Company has access to several government programs that are designed to assist film and television production in Canada. Funding from certain programs provides a supplement to a series’ Canadian license fees and is recorded as revenue when cash has been received. Government assistance with respect to federal and provincial production tax credits is recorded as a reduction of film investments when eligible expenditures are made and there is reasonable assurance of realization. Assistance in connection with equity investments is recorded as a reduction in film investments.

Government grants approved for specific publishing projects are recorded as revenue when the related expenses are incurred.

Deferred credits
Deferred credits include (i) a provision for contributions to Canadian broadcasting initiatives that must be made by a purchaser of specialty television, pay television and radio undertakings in accordance with CRTC policies (“public benefits associated with acquisitions”) associated with acquiring radio and television businesses that will be drawn down when the Company makes eligible payments toward meeting the conditions of license; (ii) unearned revenue from the distribution and licensing of rights for feature films and television programs; and (iii) other items that meet the criteria for deferral.

Income taxes
The liability method of tax allocation is used in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

Foreign currency translation
The assets and liabilities of the Company’s self-sustaining operations having a functional currency that is not in Canadian dollars are translated into Canadian dollars using the exchange rate in effect at the consolidated balance sheet date, and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company’s net equity investment in these operations are deferred as a separate component of shareholders’ equity.

For integrated foreign operations, monetary items are translated into Canadian dollars at exchange rates in effect at the consolidated balance sheet date, and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transaction. Foreign exchange gains and losses are included in net income for the year.

Long-term debt denominated in U.S. dollars is translated into Canadian dollars at the year-end rate of exchange. Exchange gains or losses on translating long-term debt that qualifies for hedge accounting are offset against the corresponding exchange gains or losses arising on the cross-currency agreements.

Other exchange gains and losses are included in net income for the year.

Financial instruments and hedging relationships
The Company uses derivative financial instruments to manage risks from fluctuations in exchange and interest rates. These instruments may include cross-currency and interest rate swap agreements. All such instruments are only used for risk management purposes. The net receipts or payments arising from financial instruments relating to the management of interest rate risks are recognized in interest expense over the term of the instrument. Foreign exchange gains or losses arising on cross-currency agreements used to hedge U.S. dollar denominated debt are offset against the corresponding exchange gains or losses on the hedged item. The carrying values of derivative financial instruments that do not qualify for hedge accounting are adjusted to reflect their current market value.

Stock-based compensation and other stock-based payments
The fair value of each stock option granted is estimated on the date of the grant using the Black-Scholes option pricing model and expensed over the option’s vesting period. Compensation expense related to the Performance Share Units and long-term incentive plan is accrued over the term of the service period based on the expected total compensation to be paid out at the end of the restriction period. Consideration paid by the Company under its Employee Share Purchase Plan is included in direct cost of sales, general and administrative expenses.

Earnings per share
Basic earnings per share are calculated using the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the basic weighted average number of common shares outstanding during the year is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The dilutive effect of stock options is determined using the treasury stock method.

Impairment of long-lived assets
When events or circumstances indicate potential impairment, long-lived assets, other than broadcast licenses and goodwill, are written down to their fair value if the net carrying amount of the asset exceeds the net recoverable amount, calculated as the sum of undiscounted cash flows related to the asset.

Note 3. Business combinations
In the first quarter of fiscal 2007, the Company completed the acquisition of an additional 10% share of TELETOON, to increase its ownership interest in this television network from 40% to 50%.  The total cash consideration paid was $46.6 million.  This investment will continue to be accounted for as a joint venture, and as such the net assets acquired and results of operations are proportionately consolidated from the date of acquisition.

In the fourth quarter of fiscal 2007, the Company completed the acquisition of two radio stations.  The total cash consideration paid was $18.0 million. The Company has not yet finalized the valuation of intangible assets for the purpose of allocating the purchase cost of this acquisition.

The final TELETOON purchase equation and preliminary radio stations purchase equation, which were accounted for using the purchase method, are summarized below:
	TELETOON	Radio	Total
CONSIDERATION GIVEN:
Cash	46,645	18,047	64,692
ASSIGNED VALUE OF NET ASSETS ACQUIRED:
Current assets	1,473	1,307	2,780
Property, plant and equipment	48	1,346	1,394
Program and film rights	6,555	-	6,555
Investments and other assets	-	2,000	2,000
Broadcast licenses	22,000	5,600	27,600
Goodwill	28,586	10,508	39,094
Accrued liabilities	(4,890)	(1,330)	(6,220)
Deferred credits	-	(1,384)	(1,384)
Future tax liability	(7,127)	-	(7,127)
	46,645	18,047	64,692

Note 4. Joint ventures
The following amounts, included in these consolidated financial statements, represent the Company’s proportionate share in joint ventures:
	2007	2006
CONSOLIDATED BALANCE SHEETS
Current assets	32,593	29,869
Long-term assets	28,370	19,114
Current liabilities	32,179	22,440
Long-term liabilities	225	-
CONSOLIDATED STATEMENTS OF INCOME
Revenues	52,748	40,297
Expenses	36,484	29,610
NET INCOME	16,264	10,687
CONSOLIDATED STATEMENTS OF CASH FLOWS
Operating activities	12,769	8,129
Investing activities	1,102	1,059

Note 5. Accounts receivable
	2007	2006
Trade	143,718	137,126
Other (note 27)	10,534	8,901
	154,252	146,027
Less allowance for doubtful accounts	2,872	3,093
	151,380	142,934

Note 6. Investments and other assets
	2007	2006
Astral Media Inc. (a)	-	13,861
Investments at equity	10,057	9,768
Other (b)	7,435	6,013
	17,492	29,642

(a) Astral Media Inc.
In fiscal 2007, the Company disposed of its shares in Astral Media Inc. for proceeds of $14,568.  The Company recorded a gain of $707 on this disposal, which was recorded in other expense, net.

(b) Other investments
Other investments consist primarily of financing provided to the Company’s digital channels, long-term portion of loans to executive officers (note 27) and other investments accounted for on a cost basis.

Note 7. Property, plant and equipment, net
		Accumulated	Net
2007	Cost	depreciation	book value
Broadcasting equipment	38,135	26,575	11,560
Production equipment	95,009	80,402	14,607
Leasehold improvements	38,856	23,657	15,199
Buildings	23,262	9,992	13,270
Computer equipment	56,867	45,812	11,055
Furniture and fixtures	22,456	19,380	3,076
Land	6,814	-	6,814
Other	4,539	1,778	2,761
	285,938	207,596	78,342
		Accumulated
2006	Cost	depreciation	Net book value
Broadcasting equipment	35,005	24,121	10,884
Production equipment	89,660	75,779	13,881
Leasehold improvements	38,580	22,787	15,793
Buildings	23,094	9,143	13,951
Computer equipment	49,666	37,917	11,749
Furniture and fixtures	21,752	18,112	3,640
Land	6,814	-	6,814
Other	4,216	2,511	1,705
	268,787	190,370	78,417
Note 8. Film investments
	2007		2006
Projects in development and in process, net of advances	22,772		21,654
Completed projects and distribution rights	28,874		28,721
Investments in third-party-produced film projects	14,947		10,404
	66,593		60,779

During fiscal 2007, the Company reduced its investments in film and television programs by anticipated federal and Ontario production tax credits amounting to $16,213 (2006 - $11,292).

The Company expects that 29% and 68% of the net book value of completed projects and distribution rights will be amortized during the year ending August 31, 2008 and three years ending August 31, 2010, respectively. It is estimated that at least 80% will be amortized within four years.

The Company expects that $2,837 of accrued participation liabilities will be paid during the year ending August 31, 2008.

Note 9. Deferred charges
		Accumulated	Net
2007	Cost	amortization	book value
Financing costs and credit facility arrangement fees	6,000	1,900	4,100

		Accumulated
2006	Cost	amortization	Net book value
Financing costs and credit facility arrangement fees	6,000	700	5,300
Start-up costs of new specialty programming networks	5,264	4,909	355
	11,264	5,609	5,655

Note 10. Broadcast licenses and goodwill
At August 31, 2007, 2006 and 2005, the Company performed its annual impairment test of broadcast licenses and goodwill and determined that there was no impairment for the years ended August 31, 2007 and 2006. For the year ended August 31, 2005, the Company determined that there was an impairment of $4,108 in the broadcast licenses related to three radio stations. This impairment charge is included in other expense, net.

To determine the amount of impairment, management uses a fair value methodology based on market transaction multiples for comparable businesses applied to forecasted operating income used to evaluate the reporting units’ performance. Estimates of forecasted operating income involve measurement uncertainty and it is therefore possible that reductions in the carrying value of broadcast licenses and goodwill may be required as a result of changes in management’s future revenue estimates. Actual results may differ from estimates and as a consequence a material impairment charge may be recorded.

During fiscal 2007, the Company completed the acquisition of an additional 10% share of TELETOON and the acquisition of two radio stations. The impact of these transactions was to increase broadcast licenses by $27,600 and increase goodwill by $39,094.

Note 11. Accounts payable and accrued liabilities
	2007	2006
Trade accounts payable and accrued liabilities (a)	82,270	81,315
Program rights payable	75,081	68,250
Film investment accruals	1,696	1,866
Dividends payable	7,036	9,039
	166,083	160,470

(a) Restructuring provision
In fiscal 2006, the Company recorded restructuring expenses of $11,433 in the Radio and Content segments related primarily to severance and other restructuring activities. In fiscal 2007, the Company recorded an additional $10,393 in restructuring expenses, related primarily to severance and other restructuring activities in the Television segment in the first quarter, and severances in the Montréal radio cluster in the fourth quarter. These costs are included in other expense, net. To date, $18,075 has been paid in respect of these provisions, and as at August 31, 2007, $3,751 remains unpaid. The Company anticipates that these provisions will be substantially paid in fiscal 2008.

Note 12. Long-term debt
	2007	2006
Senior Subordinated Notes translated at the current rate (a)	-	601
Bank loans (b)	610,697	595,761
	610,697	596,362

(a) Senior Subordinated Notes
On March 7, 2002, Corus issued U.S.$375,000 aggregate principal amount of 8.75% Senior Subordinated Notes (the “Notes”) due in 2012 at a price of 99.186% of their aggregate principal amount. The Company entered into cross-currency agreements to fix the liability for interest and principal payments on the Notes. The agreements resulted in an effective interest rate of 9.33% on the Canadian dollar equivalent of the U.S. debt. The exchange rate applicable to the principal portion of the debt has been fixed at Cdn.$1.6107, translating to approximately Cdn.$604,000.

On December 15, 2005, the Company commenced a cash tender offer and consent solicitation for its Notes. On January 23, 2006, the Company completed its tender offer for the Notes, and as a result U.S.$373,646 of the Notes were acquired by the Company and cancelled, leaving U.S.$1,354 outstanding. Concurrently, the cross-currency agreements were effectively terminated. The remaining Notes were acquired through the remainder of fiscal 2006 and fiscal 2007, and as at August 31, 2007, no Notes remain outstanding.

(b) Bank loans
In order to fund the purchase of the Notes, the Company’s credit facility with a syndicate of banks was amended and its operating loan facility was terminated. The amendment resulted in an extension of the maturity of the credit facility to January 24, 2011. The amount committed is $800,000, of which $300,000 is available on a revolving basis (the “Revolving Facility”) and $500,000 on a non-revolving basis (the “Term Facility”), and is repayable at maturity. Funds are available to the Company in both Canadian and U.S. dollars and charge interest on a fluctuating basis plus a margin. Other terms of the amended credit facility are substantially similar to the prior credit facility. As at August 31, 2007, $115,000 of the Revolving Facility and all of the Term Facility were utilized in Canadian dollars.

Interest rates on the balance of the bank loans fluctuate with Canadian bankers’ acceptances and LIBOR. As at August 31, 2007, the weighted average interest rate on the outstanding bank loans was 5.9%. The Company has entered into Canadian interest rate swap agreements to fix the interest rate at 4.13% plus a margin on $400,000 of the Term Facility for the full term of the facility. Interest on the bank loans averaged 5.4% for the year ended August 31, 2007 (2006 - 5.2%).

The above transactions resulted in the Company recording a $131,951 debt refinancing loss in fiscal 2006. The components of this loss include mark-to-market payments on the cross-currency agreement termination, consent and tender premiums, the write-off of deferred financing charges and underwriting and other fees.

The banks hold as collateral a first ranking charge on all assets and undertakings of Corus and certain of Corus’ subsidiaries as designated under the credit agreements. As well, unlimited guarantees are provided by certain subsidiaries. Under the facility, the Company has undertaken to maintain certain financial covenants. Management has determined that the Company was in compliance with the covenants provided under the bank loans as at August 31, 2007.

Note 13. Other long-term liabilities
	2007	2006
Public benefits associated with acquisitions	7,200	11,615
Unearned revenue from distribution and licensing of film rights	9,403	11,415
Program rights payable	32,079	31,389
Stock-based compensation obligation	4,947	6,212
Other	11,144	10,839
	64,773	71,470

Note 14. Share capital
Authorized
The Company is authorized to issue, upon approval of holders of no less than two-thirds of the existing Class A shares, an unlimited number of Class A participating shares (“Class A Voting Shares”), as well as an unlimited number of Class B non-voting participating shares (“Class B Non-Voting Shares”), Class A Preferred Shares and Class 1 and Class 2 Preferred Shares.

Class A Voting Shares are convertible at any time into an equivalent number of Class B Non-Voting Shares. The Class B Non-Voting Shares are convertible into an equivalent number of Class A Voting Shares in limited circumstances.

The Class A Preferred Shares are redeemable at any time at the demand of Corus and retractable at any time at the demand of a holder of a Class A Preferred Share for an amount equal to the consideration received by Corus at the time of issuance of such Class A Preferred Shares. Holders of Class A Preferred Shares are entitled to receive a non-cumulative dividend at such rate as Corus’ Board of Directors may determine on the redemption amount of the Class A Preferred Shares. Each of the Class 1 Preferred Shares, the Class 2 Preferred Shares, the Class A Voting Shares and the Class B Non-Voting Shares rank junior to and are subject in all respects to the preferences, rights, conditions, restrictions, limitations and prohibitions attaching to the Class A Preferred Shares in connection with the payment of dividends.

The Class 1 and Class 2 Preferred Shares are issuable in one or more series with attributes designated by the Board of Directors. The Class 1 Preferred Shares rank senior to the Class 2 Preferred Shares.

In the event of liquidation, dissolution or winding up of Corus or other distribution of assets of Corus for the purpose of winding up its affairs, the holders of Class A Preferred Shares are entitled to a payment in priority to all other classes of shares of Corus to the extent of the redemption amount of the Class A Preferred Shares, but will not be entitled to any surplus in excess of that amount. The remaining property and assets will be available for distribution to the holders of the Class A Voting Shares and Class B Non-Voting Shares, which shall be paid or distributed equally, share for share, between the holders of the Class A Voting Shares and the Class B Non-Voting Shares, without preference or distinction.

Issued and outstanding
The changes in the Class A Voting Shares and Class B Non-Voting Shares since August 31, 2005 are summarized as follows:
	Class A Voting Shares		Class B Non-Voting Shares		Total
	#	$	#	$	$
BALANCE, AUGUST 31, 2005	1,724,929	26,715	41,078,119	859,196	885,911
Conversion of Class A Voting Shares to Class B Non-Voting Shares	(1,000)	(15)	1,000	15	-
Issuance of shares under Stock Option Plan	-	-	237,110	6,109	6,109
Shares repurchased	-	-	(1,034,700)	(21,687)	(21,687)
Repayment of executive stock purchase loans	-	-	-	230	230
BALANCE, AUGUST 31, 2006	1,723,929	26,700	40,281,529	843,863	870,563
Conversion of Class A Voting Shares to Class B Non-Voting Shares	(1,000)	(16)	1,000	16	-
Issuance of shares under Stock Option Plan	-	-	998,868	27,676	27,676
Shares repurchased	-	-	(769,100)	(16,229)	(16,229)
Repayment of executive stock purchase loans	-	-	-	234	234
BALANCE, AUGUST 31, 2007	1,722,929	26,684	40,512,297	855,560	882,244

Stock Option Plan
Under the Company’s Stock Option Plan (the “Plan”), the Company may grant options to purchase Class B Non-Voting Shares to eligible officers, directors and employees of or consultants to the Company. The maximum number of shares that can be reserved for issuance under the Plan is 4,084,642. All options granted are for terms not to exceed ten years from the grant date. The exercise price of each option equals the market price of the Company’s stock on the date of grant. Options vest 25% on each of the first, second, third and fourth anniversary dates of the date of grant.

A summary of the options outstanding as at August 31, 2007, and the changes since August 31, 2005, is presented as follows:
	Number	Weighted average
	of options (#)	exercise price ($)
OUTSTANDING, AUGUST 31, 2005	3,438,489	27.49
Granted	272,000	32.39
Forfeited	(43,737)	30.62
Exercised	(237,110)	25.23
OUTSTANDING, AUGUST 31, 2006	3,429,642	28.00
Forfeited	(44,023)	32.60
Exercised	(998,868)	26.95
OUTSTANDING, AUGUST 31, 2007	2,386,751	28.36

The fair value of each option granted since September 1, 2003 was estimated on the date of grant using the Black-Scholes option pricing model. No options were granted during fiscal 2007. The weighted average fair value of the stock options granted during fiscal 2006 was $11.16 per option (2005 - $9.02). The estimated value of the options is amortized to income over the options’ vesting period on a straight-line basis. The Company has recorded stock-based compensation expense for the year ended August 31, 2007 of $3,003 (2006 - $2,915; 2005 - $2,271). This charge has been credited to contributed surplus.

As at August 31, 2007, the options outstanding and exercisable consist of the following:
				Options outstanding			Options exercisable
			Weighted average
	Number		remaining	Weighted average	Number		Weighted average
	outstanding		contractual life	exercise price	outstanding		exercise price
Range of exercise prices ($)	(#	)	(years)	($)	(#	)	($)
19.05-24.95	1,228,089		3.6	22.93	891,714		22.58
27.00-37.90	866,477		2.7	31.94	660,327		31.82
39.00-44.00	292,185		0.6	40.56	292,185		40.56
19.05-44.00	2,386,751		2.9	28.36	1,844,226		28.73

Dividends
The holders of Class A Voting Shares and Class B Non-Voting Shares are entitled to receive such dividends as the Board of Directors determines to declare on a share-for-share basis, as and when any such dividends are declared or paid. The holders of Class B Non-Voting Shares are entitled to receive during each dividend period, in priority to the payment of dividends on the Class A Voting Shares, an additional dividend at a rate of $0.01 per share per annum. This additional dividend is subject to proportionate adjustment in the event of future consolidations or subdivisions of shares and in the event of any issue of shares by way of stock dividend. After payment or setting aside for payment of the additional non-cumulative dividends on the Class B Non-Voting Shares, holders of Class A Voting Shares and Class B Non-Voting Shares participate equally, on a share-for-share basis, on all subsequent dividends declared.

On December 9, 2003, the Board of Directors of Corus approved a semi-annual dividend for holders of Class A Voting Shares and Class B Non-Voting Shares of $0.02 and $0.025, respectively. On April 14, 2005, the Board of Directors approved an increase in its semi-annual dividend to holders of Class A Voting Shares and Class B Non-Voting Shares to $0.045 and $0.05, respectively. On January 12, 2006, the Board of Directors approved an increase in its dividend, to be paid quarterly, to holders of Class A Voting Shares and Class B Non-Voting Shares to $0.0975 and $0.010, respectively. On July 13, 2006, the Board of Directors approved an increase in its quarterly dividend to holders of Class A Voting Shares and Class B Non-Voting Shares to $0.2125 and $0.215, respectively.  On April 3, 2007, the Board of Directors approved an increase of $0.14 to the annual dividend rate and the commencement of monthly instead of quarterly dividend payments.

In fiscal 2007, the Company paid quarterly dividends on September 30, 2006, December 31, 2006 and March 31, 2007, and monthly dividends each month thereafter. The total amount of dividends declared in fiscal 2007 was $42,842 (2006 - $19,586).

Executive stock purchase loans
In October 2001, the Board of Directors of the Company authorized the granting of loans to certain of its executive officers in order to finance the acquisition of Class B Non-Voting Shares of the Company on the open market. These loans are non-interest bearing and are secured by a promissory note and the relevant Class B Non-Voting Shares. Each loan has a ten-year term from December 1, 2001, with annual instalments at the greater of 10% of the original principal or 10% of the employee’s pre-tax bonus for the most recently completed financial year of the Company. As at August 31, 2007, the Company had loans receivable of $946 (2006 - $1,180) from certain qualifying executive officers. As at August 31, 2007, the market value of the shares held as collateral for the loans was $2,669 (2006 - $2,111).

Performance Share Units
The Company has granted Performance Share Units (“PSUs”) to certain employees. Each PSU entitles the participant to receive a cash payment in an amount equal to the closing price of Class B Non-Voting Shares traded on the Toronto Stock Exchange (“TSX”) at the end of the restrictions period, multiplied by the number of vested units determined by achievement of specific performance-based criteria. The restriction period for PSUs granted in fiscal 2005 ended August 31, 2007; the restriction period for PSUs granted in fiscal 2006 ends August 31, 2008; and the restriction period for PSUs granted in fiscal 2007 ends August 31, 2009. The employee must be actively employed by Corus as of the end of the restriction period to receive a payment of the vested units. Compensation expense related to the PSUs is accrued over the term of the restriction period based on the expected total compensation to be paid out at the end of the restriction period, factoring in the probability of any performance-based criteria being met during the period. The stock-based compensation expense recorded for the year ended August 31, 2007, in respect of this plan, was $6,059 (2006 - $8,689). The current year’s expense includes a credit of $2,874 generated by a total return swap entered into in fiscal 2007 in order to limit the Company’s exposure to changes in the fair value of certain obligations under the PSU plan.

Long-term incentive plan
In fiscal 2006, the Company implemented a new long-term plan for senior management based on shareholder appreciation targets of 13.5%, 16% and 20% over a cumulative five-year period and peer group performance. The plan is intended to encourage and reward outstanding performance by plan participants if certain performance measures are met. The plan is also designed to act as a retention tool. The plan has two performance measures. The first measure is absolute annualized shareholder return and represents 80% of the potential award. The annual volume weighted return is based on three target levels of 13.5%, 16% and 20%. The second measure is relative performance against relevant peer companies and represents 20% of the potential award. The participant is not eligible to receive an award until two years after achieving the target and the award will vest at the rate of one-third on the third anniversary, one-third on the fourth anniversary and one-third on the fifth anniversary. The obligation will be funded by the purchase of Corus shares in the open market. The Company has recorded stock-based compensation expense for the year of $1,130 (2006 - $533). This charge has been credited to contributed surplus.

Normal Course Issuer Bid
On February 12, 2007, the Company announced that the TSX had accepted the notice filed by the Company of its intention to renew its normal course issuer bid for its Class B Non-Voting Shares through the facilities of the TSX. The Company intends to purchase for cancellation a maximum of 1,500,000 Class B Non-Voting Shares.

During the year ended August 31, 2007, the Company repurchased and cancelled 769,100 Class B Non-Voting Shares at an average price of $47.36 per share, for a total cash consideration of $36,422. This cash consideration exceeded the carrying value of the shares repurchased by $20,193, which amount was charged to retained earnings.

Pro forma impact of stock-based compensation
For options granted to employees up to August 31, 2003, had compensation costs for the Plan been determined based on the fair value based method of accounting for stock-based compensation, the Company’s net income and earnings per share would have been reduced to the pro forma amounts indicated below:
	2007	2006	2005
Net income	107,018	35,471	71,114
Pro forma net income	106,951	34,284	69,598
Pro forma basic earnings per share	$2.53	$0.81	$1.63
Pro forma diluted earnings per share	$2.47	$0.79	$1.62

Note 15. Contributed surplus
BALANCE, AUGUST 31, 2005			3,558
Stock-based compensation			3,448
Exercise of stock options			(128)
BALANCE, AUGUST 31, 2006			6,878
Stock-based compensation			4,133
Exercise of stock options			(761)
BALANCE, AUGUST 31, 2007			10,250

Note 16. Interest expense
	2007	2006	2005
Interest on long-term debt	33,553	41,383	54,859
Other interest	2,285	1,722	702
	35,838	43,105	55,561

Note 17. Other expense, net
	2007	2006	2005
Interest income	(841)	(2,643)	(2,995)
Foreign exchange gains and losses	109	487	(3,338)
Earnings from equity investments	857	(1,004)	(1,607)
Restructuring charges	10,393	11,433	-
Asset disposal gains and losses	(1,448)	2,801	(1,046)
Mark-to-market on derivative	-	-	(4,377)
Broadcast license impairment	-	-	4,108
Retroactive tariff adjustment	-	-	3,826
Other	730	593	(65)
	9,800	11,667	(5,494)

Note 18. Income taxes

(a) Future income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future tax liability and asset as at August 31 are as follows:
	2007	2006
FUTURE TAX LIABILITY
Deferred charges deducted for tax purposes capitalized for accounting purposes	846	840
Capital cost allowance in excess of book depreciation, net	(95)	131
Deferred partnership income	4,611	4,206
Differences in tax and accounting cost bases for investments	14,909	14,526
Broadcast licenses and other intangible assets	144,804	136,507
Other, net	2,787	2,620
TOTAL FUTURE TAX LIABILITY	167,862	158,830
FUTURE TAX ASSET
Book depreciation in excess of capital cost allowance	27,356	26,640
Loss carryforwards, net of valuation allowances	28,760	43,033
Amortization deducted for accounting purposes in excess of tax purposes	1,442	17,706
Differences in tax and accounting cost bases for investments	17,660	1,747
Revenue recognition differences between tax and accounting purposes	993	1,058
Purchase price equation differences	56	57
Other, net	2,262	2,677
TOTAL FUTURE TAX ASSET	78,529	92,918
NET FUTURE TAX LIABILITY	89,333	65,912
Less current portion of future tax asset	13,518	14,535
FUTURE TAX LIABILITY	102,851	80,447

(b) Significant components of the income tax expense (recovery) attributable to operations are as follows:
	2007	2006	2005
Current tax expense	43,518	38,227	34,209
Future tax expense (recovery) relating to origination and reversal of temporary differences	3,189	(12,978)	2,559
Future tax expense (recovery) resulting from utilization (recognition) of losses	14,293	(24,552)	9,035
Future tax expense (recovery) resulting from tax rate changes	(1,631)	(11,835)	254
Recovery of various future tax liabilities	-	(25,187)	-
Other	444	320	(3,247)
INCOME TAX EXPENSE (RECOVERY)	59,813	(36,005)	42,810

Included in income tax recovery for fiscal 2006 is a change in long-term future tax rates resulting in a recovery of $11,835 and a recovery of $25,187 relating to future tax liabilities that are deemed in the current period to be no longer required as the result of various tax planning strategies.

(c) The reconciliation of income taxes attributable to operations computed at the statutory tax rates to income tax expense is as follows:
		2007			2006		2005
		$	%	$	%	$	%
Tax at combined federal and provincial rate	61,055		35.5	1,133	35.2	41,356	35.4
Differences from statutory rates relating to amortization of intangible assets	(122)		(0.1)	243	7.5	166	0.1
Non-taxable portion of net capital gains on sale of investments	(1,319)		(0.8)	(4,221)	(131.0)	(19)	-
Increase (reduction) in future taxes resulting from statutory rate change	(1,631)		(0.9)	(11,835)	(367.3)	254	0.2
Reversal in current year of temporary differences originally recorded using long-term tax rates	(382)		(0.2)	2,368	73.5	-	-
Large Corporations Tax and foreign withholding tax	401		0.2	600	18.6	1,617	1.4
Recovery of various future tax liabilities	1,016		0.6	(25,187)	(781.7)	-	-
Other	795		0.4	894	27.7	(564)	(0.5)
	59,813		34.7	(36,005)	(1,117.5)	42,810	36.6

(d) The Company recognizes as a future tax asset the benefit of capital and non-capital loss carryforwards to the extent it is more likely than not that the benefit will be realized. As at August 31, 2007, the Company had available loss carryforwards of approximately $109,400. A future tax asset of $37,600 (2006 - $49,600) has been recognized in respect of these carryforwards, net of a valuation allowance of $8,800 (2006 - $7,300).

The available loss carryforwards will expire as follows:
2008	1,900
2009	7,400
2010	2,800
2011	5,400
2015	3,600
2026	69,700
2027	1,400
No expiration - capital losses	17,200
109,400

Note 19. Business segment information
The Company’s business activities are conducted through three reportable operating segments:

Radio
The Radio segment consists of 52 radio stations, situated primarily in high-growth urban centres in Canada. Revenues are derived from advertising aired over these stations.

Television
The Television segment includes interests in several specialty television networks, pay television, conventional television stations, a digital music service and cable advertising services, and the Nelvana production studio. Revenues are generated from subscriber fees and advertising.

Content
The Content segment includes the production and distribution of television programs and the sale and licensing of related products. Revenues are generated from licensing of proprietary films and television programs, merchandise licensing and publishing.

The Content segment derives programs for distribution through two means: (1) production by the Nelvana studio; and (2) acquisition from third-party producers.  Prior to fiscal 2007, the studio was considered to be part of the Content segment.  As a result of changes made to Corus’ management structure in early fiscal 2007, the production studio is now considered part of the Television segment and the activities of the studio are included in Television’s results.  The segment results of Television and Content for the prior year have been restated to reflect certain aspects of this change.  The impact of the items restated on fiscal 2006 is to increase Television’s revenues and segment profit by $8,507 and $1,053 for the year, with a corresponding decrease in Content.  For other aspects of the new business relationship between the Content and Television segments, it is impracticable to restate prior years.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Management evaluates each business segment’s performance based on revenues less direct cost of sales, general and administrative expenses. Transactions between reporting segments are recorded at fair value.

(a) Revenues and segment profit
Year ended August 31, 2007	Radio	Television	Content	Corporate	Eliminations	Consolidated
Revenues	275,736	436,270	61,325	-	(4,588)	768,743
Direct cost of sales, general and administrative expenses	198,201	253,822	55,883	24,844	(4,928)	527,822
Segment profit	77,535	182,448	5,442	(24,844)	340	240,921
Depreciation	6,195	10,908	256	4,197	-	21,556
Amortization	-	355	-	1,200	-	1,555
Interest expense	-	-	-	35,838	-	35,838
Other expense, net	3,911	6,156	2,876	(3,143)	-	9,800
INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST	67,429	165,029	2,310	(62,936)	340	172,172

Year ended August 31, 2006	Radio	Television	Content	Corporate	Eliminations	Consolidated
Revenues	268,367	401,856	63,618	-	(7,571)	726,270
Direct cost of sales, general and administrative expenses	200,015	236,563	59,118	23,998	(7,543)	512,151
Segment profit	68,352	165,293	4,500	(23,998)	(28)	214,119
Depreciation	6,899	10,493	149	3,761	-	21,302
Amortization	-	1,065	-	1,807	-	2,872
Interest expense	-	-	-	43,105	-	43,105
Debt refinancing loss	-	-	-	131,951	-	131,951
Other expense, net	4,000	901	6,468	298	-	11,667
INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST	57,453	152,834	(2,117)	(204,920)	(28)	3,222

Year ended August 31, 2005	Radio	Television	Content	Corporate	Eliminations	Consolidated
Revenues	252,685	354,201	82,318	-	(6,135)	683,069
Direct cost of sales, general and administrative expenses	183,680	213,419	78,750	18,611	(6,702)	487,758
Segment profit	69,005	140,782	3,568	(18,611)	567	195,311
Depreciation	6,979	9,060	3,926	3,745	-	23,710
Amortization	-	1,859	-	2,718	-	4,577
Interest expense	-	-	-	55,561	-	55,561
Other expense, net	7,982	312	(3,641)	(10,147)	-	(5,494)
INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST	54,044	129,551	3,283	(70,488)	567	116,957

The Corporate segment results represent the incremental cost of Corporate overhead in excess of the amount allocated to the other operating segments.

Gross revenues are derived from the following geographical sources by location of customer as follows:
	2007	2006	2005
Canada	718,053	675,199	624,130
United States	26,708	28,798	25,754
International	23,982	22,273	33,185
	768,743	726,270	683,069

Corus’ revenue streams for fiscal 2007 are derived primarily from three areas: advertising (57%), subscriber fees (29%) and license fees (6%) (2006 - 58%, 28% and 5%, respectively).

(b) Segment assets
	2007	2006
Radio	725,410	706,007
Television	1,065,585	945,129
Content	80,723	98,935
Corporate	68,519	94,836
Eliminations	(3,270)	(2,698)
	1,936,967	1,842,209

Assets are located primarily within Canada.

(c) Capital expenditures by segment
	2007	2006	2005
Radio	7,745	11,253	4,733
Television	7,522	5,254	7,052
Content	290	3,289	2,622
Corporate	4,730	3,802	4,810
	20,287	23,598	19,217

Property, plant and equipment are located primarily within Canada.

(d) Goodwill
	2007	2006
Radio	417,961	407,453
Television	370,425	341,839
Content	7,446	7,446
	795,832	756,738

Goodwill is located primarily within Canada.

Note 20. Financial instruments
Fair values
The fair values of financial instruments have been determined as follows:

(i) Current assets and current liabilities
The fair values of financial instruments included in current assets and current liabilities approximate their carrying values due to their short-term nature.

(ii) Investments and other assets
(a) The fair value of publicly traded shares included in this category is determined by the closing market values for those investments.
(b) The fair value of other investments in this category is not determinable.

(iii) Long-term debt
The carrying value of the Company’s bank loans approximates their fair value because interest charges under the terms of the bank loans are based upon current Canadian bank prime and bankers’ acceptance rates and on U.S. bank base and LIBOR rates.

(iv) Other long-term liabilities
The fair values of other long-term liabilities approximate their carrying values as they are recorded at the net present values of future cash flows, using a discount rate that approximates the Company’s weighted average cost of capital.

(v) Derivative financial instruments
The fair values of cross-currency and interest rate swap agreements are based on quotations by the counterparties to the agreements.

The estimated fair values of these agreements are as follows:
		2007		2006
	Carrying	Estimated	Carrying	Estimated
	value	fair value	value	fair value
Interest rate swap agreements	-	8,767	-	2,012
Total return swap agreements	(497)	(497)	-	-

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Credit risks and concentration
Credit risks associated with the interest rate swap agreements arise from the ability of counterparties to meet the terms of the contracts. In the event of non-performance by the counterparties, the Company’s accounting loss would be limited to the net amount that it would be entitled to receive under the contracts and agreements. These risks are mitigated by dealing with major creditworthy financial institutions.

Accounts receivable resulting from advertising and affiliate subscriber fee revenues are not subject to any concentration of credit risk.

Accounts receivable from distribution and licensing of proprietary exploitation rights of feature films and television programs are subject to credit risk. The risk is mitigated because the Company enters into license and distribution contracts with many major international broadcasters and distributors.

Note 21. Earnings per share
The following is a reconciliation of the numerators and denominators used for the computation of the basic and diluted earnings per share amounts:
	2007	2006	2005
Net income for the year (numerator)	107,018	35,471	71,114
Weighted average number of shares outstanding (denominator)
Weighted average number of shares outstanding - basic	42,281	42,461	42,761
Effect of dilutive securities	1,047	786	334
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - DILUTED	43,328	43,247	43,095

Note 22. Consolidated statements of cash flows
Additional disclosures with respect to the consolidated statements of cash flows are as follows:

(a) Net change in non-cash working capital balances related to operations consists of the following:
	2007	2006	2005
Accounts receivable	(10,275)	14,509	(13,055)
Prepaid expenses and other	(2,586)	3,435	(1,794)
Accounts payable and accrued liabilities	(9,939)	(28,160)	6,040
Income taxes payable	(3,240)	1,546	(1,497)
Deferred credits	(1,662)	1,223	12,354
Other	(108)	(2,451)	187
	(27,810)	(9,898)	2,235

(b) Interest paid, interest received and income taxes paid and classified as operating activities are as follows:
	2007	2006	2005
Interest paid	33,928	61,025	53,855
Interest received	841	2,643	2,995
Income taxes paid	47,646	38,218	36,279

Note 23. Foreign exchange gains and losses
The Company has reflected certain gains and losses in its consolidated statements of income and retained earnings as a result of exposure to foreign currency exchange rate fluctuations. A portion of these gains and losses relate to operating activities while other portions are of a financing nature. Foreign exchange gains and losses are reflected in the consolidated financial statements as follows:
	2007	2006	2005
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
Direct cost of sales, general and administrative expenses	(363)	(511)	(825)
Other expense, net	109	487	(3,338)
TOTAL FOREIGN EXCHANGE GAIN	(254)	(24)	(4,163)

An analysis of the cumulative translation adjustment shown separately in shareholders’ equity is as follows:
BALANCE, AUGUST 31, 2005	(10,009)
Effect of exchange rate fluctuation on translation of net assets of self-sustaining foreign operations	(1,519)
BALANCE, AUGUST 31, 2006	(11,528)
Effect of exchange rate fluctuation on translation of net assets of self-sustaining foreign operations	(641)
BALANCE, AUGUST 31, 2007	(12,169)

Note 24. Reconciliation of Canadian GAAP to U.S. GAAP
The consolidated financial statements of the Company are prepared in Canadian dollars in accordance with Canadian GAAP. The following adjustments and disclosures would be required in order to present these consolidated financial statements in accordance with U.S. GAAP:

(a) Reconciliation to U.S. GAAP
	2007	2006	2005
NET INCOME USING CANADIAN GAAP	107,018	35,471	71,114
Add (deduct) adjustments for
Deferred charges (i)	251	752	1,858
Other	-	447	-
Income tax effect of adjustments	(90)	(291)	(764)
NET INCOME USING U.S. GAAP	107,179	36,379	72,208
Add (deduct) adjustments for changes in
Unrealized gains on investments classified as available for sale, net of tax (ii)	129	1,235	1,864
Unrealized gain (loss) on derivative contracts (iii)	5,540	69,847	(41,634)
Unrealized foreign exchange loss on translation of self-sustaining foreign operations	(641)	(1,519)	(3,418)
COMPREHENSIVE INCOME USING U.S. GAAP	112,207	105,942	29,020
NET INCOME PER SHARE USING U.S. GAAP
Basic	$2.53	$0.86	$1.69
Diluted	$2.47	$0.84	$1.68
COMPREHENSIVE INCOME PER SHARE USING U.S. GAAP
Basic	$2.65	$2.50	$0.68
Diluted	$2.59	$2.45	$0.67

Balance sheet items using U.S. GAAP
		2007		2006
	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP
Investments and other assets (ii)	17,492	25,974	29,642	31,166
Deferred charges (i)	4,100	4,100	5,655	5,300
Broadcast licenses and goodwill (iv)	1,328,644	1,336,929	1,261,950	1,270,235
Future tax liability	102,851	107,853	80,447	84,070
Non-controlling interest	15,196	15,196	11,379	11,275
Accumulated other comprehensive loss	-	(5,162)	-	(10,190)
Other components of shareholders’ equity	975,893	992,820	917,498	933,623

The cumulative effect of these adjustments on shareholders’ equity is as follows:

	2007	2006
Accumulated other comprehensive loss
Unrealized losses on investments (ii)	(183)	(312)
Unrealized gain on derivative contracts (iii)	7,190	1,650
Unrealized foreign exchange loss on translation of self-sustaining foreign operations	(12,169)	(11,528)
Other components of shareholders’ equity
Deferred charges (i)	-	(161)
Equity in earnings of investees (iv)	4,758	4,758
Cumulative translation adjustment	12,169	11,528
TOTAL CUMULATIVE EFFECT OF ADJUSTMENTS ON SHAREHOLDERS’ EQUITY	11,765	5,935

Areas of material difference between Canadian GAAP and U.S. GAAP and their impact on the consolidated financial statements are as follows:

(i) Deferred charges
Start-up costs of new specialty programming networks and costs associated with reformatting radio stations are deferred and amortized under Canadian GAAP. Under U.S. GAAP, these costs are expensed as incurred.

(ii) Unrealized gains on investments
Under U.S. GAAP, equity securities having a readily determinable fair value and not classified as trading securities are classified as “available-for-sale securities” and reported at fair value, with unrealized gains and losses included in comprehensive income and reported as a separate component of shareholders’ equity, net of related deferred income taxes. Under Canadian GAAP, these investments are carried at cost and written down only when there is evidence that a decline in value that is other-than-temporary has occurred. The Company has determined that the decline in fair value is not other-than-temporary, based on the financial condition of the issue and the fact that the Company has the intent and ability to retain its investment in the issuer for a period of time sufficient to allow for an anticipated recovery in market value. The Company has considered evidence, such as industry analyst reports, that supports this conclusion.

(iii) Derivative instruments and hedging activities
Under U.S. GAAP, all derivative instruments are to be recorded on the consolidated balance sheets at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through income, or deferred in other comprehensive income until the hedged item is recognized in income.

(iv) Equity in earnings of investees
Under Canadian GAAP, the investments in Nelvana’s 20% interest in TELETOON in fiscal 2001 and Western International Communications Ltd. (“WIC”) in fiscal 2000 were accounted for using the cost method of accounting until CRTC approval was received for the transactions. When the Company received CRTC approval, the amount in the accounts under the cost method became the basis for the purchase price allocation and equity accounting commenced. Under U.S. GAAP, equity accounting for the investments is used from the date the Company first acquired shares in Nelvana and WIC.

(b) Stock-based compensation
For stock options granted to employees after August 31, 2003, the Company has adopted the fair value method of accounting. The Company applies Accounting Principles Board Opinion No. 25 in accounting for stock options granted to employees and officers prior to September 1, 2003. Had compensation expense been determined on the basis of the estimated fair values of the options granted prior to September 1, 2003, net income for the year ended August 31, 2007 would have decreased by $67 to $107,112, or $2.53 per share (2006 - net income would have decreased by $1,270 to $35,109, or $0.83 per share; 2005 - net income would have decreased by $4,198 to $68,010, or $1.59 per share).

Note 25. Government financing and assistance
Revenues include $1,708 (2006 - $2,845; 2005 - $2,053) of production financing obtained from government programs. This financing provides a supplement to a production series’ Canadian license fees and is not repayable. As well, revenues include $804 (2006 - $939; 2005 - $1,011) of government grants relating to the marketing of books in both Canada and international markets. The majority of the grants are repayable if the average profit margin for the three-year period following receipt of the funds equals or is greater than 10%.

Note 26. Commitments, contingencies and guarantees
The Company and its subsidiaries are involved in litigation matters arising out of the ordinary course and conduct of its business. Although such matters cannot be predicted with certainty, management does not consider the Company’s exposure to litigation to be material to these consolidated financial statements.

The Company has various long-term operating lease agreements for the use of facilities and equipment in each of the next five years and thereafter as follows:
2008	25,880
2009	19,471
2010	20,763
2011	18,735
2012	13,057
Thereafter	198,501
296,407

Rental expenses recognized in direct cost of sales, general and administrative expenses totaled approximately $13,180 (2006 - $13,070; 2005 - $13,411).

The Company has entered into various agreements for the right to broadcast or distribute certain film and television programs in the future. These agreements, which range in term from one to five years, generally commit the Company to acquire specific films and television programs or certain levels of future productions. The acquisition of these broadcast and distribution rights is contingent on the actual delivery of the productions. Management estimates that these agreements will result in future program and film expenditures of approximately $250,153.

Generally, it is not the Company’s policy to issue guarantees to non-controlled affiliates or third parties, with limited exceptions.

Many of the Company’s agreements, specifically those related to acquisitions and dispositions of business assets, included indemnification provisions where the Company may be required to make payments to a vendor or purchaser for breach of fundamental representation and warranty terms in the agreements with respect to matters such as corporate status, title of assets, environmental issues, consents to transfer, employment matters, litigation, taxes payable and other potential material liabilities. The maximum potential amount of future payments that the Company could be required to make under these indemnification provisions is not reasonably quantifiable as certain indemnifications are not subject to a monetary limitation. As at August 31, 2007, management believed there was only a remote possibility that the indemnification provisions would require any material cash payment.

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for directors and officers of the Company and its subsidiaries.

In fiscal 2005, Corus and a related party entered into a contra agreement for the exchange of $2,500 in media time annually for a five-year period. The Company’s obligation will be settled with a combination of radio and television spots. In addition, the Company will provide a total of $1,000 annually in direct response promotions for the related party.

On December 14, 2006, the Federal Court of Canada ruled that the Part II license fees paid by CRTC licensees are an unlawful tax.  Corus has paid these fees since the Company’s inception in 1999, and in fiscal 2006 the Company remitted approximately $5.0 million in Part II license fees to the CRTC.  The Company has concluded that it is not appropriate to accrue for these fees in its results for fiscal 2007. The decision is subject to appeal, and the outcome of any appeal may have a detrimental impact on the future financial results of the Company.

Note 27.Related party transactions
The Company has transacted business in the normal course with entities that are subject to common voting control and with entities over which the Company exercises significant influence. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties and having normal trade terms.

During the year, the Company received cable service subscriber, programming and advertising fees of $104,402 (2006 - $92,837; 2005 - $94,633), production and distribution revenue of $3,487 (2006 - $2,853; 2005 - $2,463) and administrative and other fees of $5,006 (2006 - $5,968; 2005 - $6,561) from related parties. In addition, the Company paid cable and satellite system distribution access fees of $4,493 (2006 - $4,441; 2005 - $4,800) and administrative and other fees of $2,604 (2006 - $2,106; 2005 - $2,007) to related parties. As at August 31, 2007, the Company had $19,328 (2006 - $17,446) receivable from related parties.

The Company provided related parties with radio and television spots in return for television advertising. No monetary consideration was exchanged for these transactions and no amounts were recorded in the accounts.

Included in accounts receivable (note 5), other investments (note 6(b)) and share capital (note 14) are loans of $1,706 (2006 - $6,074) made to certain executive officers of the Company for housing or investment purposes. The loans are collateralized by charges on the officers’ personal residences and/or by related investment. The loans are non-interest bearing and are due between December 1, 2011 and October 31, 2022.

Note 28. Employee future benefits
The Company has a defined contribution plan for qualifying full-time employees. Under the plan, the Company contributes 5% of an employee’s earnings, not exceeding the limits set by the Income Tax Act (Canada). The amount contributed in 2007 related to the defined contribution plan was $5,836 (2006 - $6,016; 2005 - $5,527). The amount contributed is approximately the same as the expense included in the consolidated statements of income and retained earnings.

Note 29. Subsequent events
On September 12, 2007, the Company announced organizational changes in its Corporate and Television divisions. These changes will result in severance and other restructuring expenses of approximately $2,000 to be recorded in the first quarter of fiscal 2008.

On October 25, 2007, the Company announced that it plans to implement a two-for-one stock split for its issued and outstanding Class A Voting and Class B Non-Voting Shares.  The stock split, which has been approved by the Company’s Board of Directors, must be approved by shareholders at a special meeting of shareholders scheduled to be held in Calgary, Alberta on January 9, 2008 and is subject to regulatory approval and the filing of articles of amendment.  Following approval by shareholders, the effective date of the stock split is expected to be February 1, 2008.

Note 30. Comparative consolidated financial statements
The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2007 consolidated financial statements.